November 23, 2016

Re: Cemtrex, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 4, 2016

File No. 333-213369

Ladies and Gentlemen:

This letter responds to the comments received from the staff of the Securities and Exchange Commission (the “SEC”) by letter dated November 17, 2016 with respect Amendment No. 1 to the Registration Statement on Form S-1, filed November 4, 2016, File No. 333-213369.

General

1.	We note your response to prior comment 1. Please tell us how you have addressed in this registration statement comment 1 from our September 30, 2016 comment letter regarding your Form 10-K for the fiscal-year-ended September 30, 2015 and related filings.

Response:	In response to this comment, Item 16 of Part II of the Registration Statement has been updated to list and incorporate by reference numerous recently-filed acquisition agreements, material contracts, bank loan agreements and other required exhibits. Please note, in particular, Exhibits 2.1 (ROB acquisition), 2.2 (Advanced Industrial Services acquisition) and 2.3 (Periscope acquisition), and Exhibits 10.7 (Fulton Bank loan), 10.8 and 10.9 (AIS notes), 10.10 (Sparkasse Bank term loan), 10.11 (Sparkasse Bank working capital credit line) and 11.12 (Sparkasse Bank property loan), as well as Exhibits 99.1 through 99.6 (ancillary rights offering documents).

Fee Table

2.	We note your revisions in response to prior comment 2. Please clarify how you determined to register the offer of only 1,500,000 subscription rights, given your disclosure on the prospectus cover page stating that you plan to offer common stock holders one subscription right for every two shares of common stock owned and your disclosure on page 8 indicating that there are currently 9,410,947 shares of common stock outstanding. We also note the disclosure on page 26 that only the units, not the subscription rights, are subject to proration.

Response:	The number of Subscription Rights listed in the Calculation of Registration Fee has been increased to 4,705,474, which is 50% of the number of outstanding shares of common stock. The higher number of Subscription Rights relative to the number of registered Units reflects an expected participation rate by stockholders.

Use of Proceeds, page 48

3.	Please expand your response to prior comment 6 to address your October 31, 2016 press release indicating that you have entered into an agreement to acquire an electronics manufacturing solutions company.

Response:	As requested by the staff, a paragraph has been added to page 49 of the Registration Statement to describe the Company’s letter of intent with respect to its proposed acquisition of an electronics manufacturing solutions company based in the Silicon Valley area. A similar reference to such proposed acquisition has been made in the acquisition-related risk factor on page 17 of the Registration Statement.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

Information Incorporated by Reference, page 60

4.	We note your revisions made in response to prior comment 10. Please further revise this section to include the Forms 8-K filed September 9, November 4, and November 9, 2016; the Form 10-Q/A filed November 10, 2016; and any additional reports required to be incorporated by reference pursuant to Item 12 of the Form S-1 that you file prior to the effectiveness of this registration statement.

Response:	As requested by the staff, the Company has updated the section “Information Incorporated by Reference” on page 60 of the Registration Statement to include all the above filings and any additional reports required to be incorporated by reference pursuant to Item 12 of Form S-1.

Kindly address any remaining comments or questions that you may have concerning this letter or the Registration Statement to me or Aron Govil at (631) 756-9116 or to Spencer G. Feldman, our counsel, at (212) 451-2234.

Sincerely,

/s/ Saagar Govil

Saagar Govil

President & Chief Executive Officer

Cemtrex, Inc.

cc:	Amanda Ravitz
Geoff Kruczek
Spencer Feldman
Olshan Frome Wolosky LLP

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com